Exhibit 99.7

NICE Powers Agile Customer and Employee Experience Excellence for BT

With the selection of NICE Nexidia Analytics and Engage, BT adopts NICE solutions as the standard for customer service operations across consumer and enterprise lines of business, expanding its long-standing relationship

Hoboken, N.J., March 17, 2021 – NICE (Nasdaq: NICE) today announced that BT has selected its Nexidia Analytics and Engage solutions to drive exceptional customer and employee experiences and increase operational efficiencies. One of the world’s leading communications services companies, BT currently uses several solutions in the NICE portfolio, including RPA and WFO, and is standardizing on NICE for customer service across its consumer and enterprise lines of business. The NICE solutions play a pivotal role in enabling the communications provider to efficiently manage and reduce escalations, boost first call resolution (FCR) and improve their brand net promoter score (NPS).

Simon Evatt, Director, Service Technology and Analytics, BT, said “NICE’s solutions and service methodology have made them a trusted partner that is instrumental in driving operational excellence. Our collaboration with Nexidia Analytics and NICE Engage provides us with comprehensive insights to understand customers’ needs, ensure compliance and deliver the kind of service that triggers ongoing customer loyalty.”

NICE Nexidia’s innovative analytics and NICE Engage recording are cornerstones of the single contact center platform that powers its customer service operations. All contact center staff now use the same platform and applications, ensuring a single source of truth and consistent operations. The new analytics capabilities help them gain deep insights to better understand and serve their customers while automated and personalized agent coaching and training optimize customer service quality. Contact center employees get the context and background data they need to serve customers easily and quickly. Extending coverage across additional lines of business, NICE Engage provides a comprehensive omnichannel interaction recording platform with the highest security and resiliency standards.

“We are excited to strengthen our partnership of over a decade with BT,” said John O’Hara, President, NICE EMEA. “NICE stands ready to support BT in transforming experiences and ensuring exceptional service quality, especially in today’s environment where customer service is more critical than ever.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O’Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.